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                           September 21, 2022

       Roberto Mederos
       Chief Executive Officer
       Green Leaf Innovations, Inc.
       15800 Pines Blvd.
       Suite #3200
       Pembroke Pines, FL 33027

                                                        Re: Green Leaf
Innovations, Inc.
                                                            Post-Effective
Amendment to Form 1-A on Form 1-A
                                                            Filed September 12,
2022
                                                            File No. 024-11908

       Dear Mr. Mederos:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing